SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.  4 )*

Allegiance Telecom, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

01747T102

(CUSIP Number)

12/31/02

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01747T102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 7,307,325 (see Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 7,307,325 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,307,325 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.9% (see Item 4)

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 7,307,325 (see Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 7,307,325 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,307,325 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.9% (see Item 4)

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,369

	6.	Shared Voting Power 7,307,325 (see Item 4)

	7.	Sole Dispositive Power 4,369

	8.	Shared Dispositive Power 7,307,325 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,311,694 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.9% (see Item 4)

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frontenac VII Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,169,790 (see Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,169,790 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,169,790 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 1.0% (see Item 4)

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frontenac Masters VII Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 62,952 (see Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 62,952 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,952 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) .1% (see Item 4)

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frontenac Company VII, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,232,742 (see Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,232,742 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,232,742 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 1.0% (see Item 4)

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul D. Carbery

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,640 (see Item 4)

	6.	Shared Voting Power 1,232,742 (see Item 4)

	7.	Sole Dispositive Power 10,640 (see Item 4)

	8.	Shared Dispositive Power 1,232,742 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,243,382 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 1.0% (see Item 4)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James E. Cowie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,443 (see Item 4)

	6.	Shared Voting Power 1,232,742 (see Item 4)

	7.	Sole Dispositive Power 9,443 (see Item 4)

	8.	Shared Dispositive Power 1,232,742 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,242,185 (Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 1.0% (see Item 4)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James E. Crawford III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 232,622 (see Item 4)

	6.	Shared Voting Power 1,232,742 (see Item 4)

	7.	Sole Dispositive Power 232,622 (see Item 4)

	8.	Shared Dispositive Power 1,232,742 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,465,364 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 1.2% (see Item 4)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodney L. Goldstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,532 (see Item 4)

	6.	Shared Voting Power 1,232,742 (see Item 4)

	7.	Sole Dispositive Power 6,532 (see Item 4)

	8.	Shared Dispositive Power 1,232,742 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,239,274 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 1.0% (see Item 4)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Martin J. Koldyke

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,232,742 (see Item 4)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,232,742 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,232,742 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 1.0% (see Item 4)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Martin Laird Koldyke

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,000 (see Item 4)

	6.	Shared Voting Power 1,232,742 (see Item 4)

	7.	Sole Dispositive Power 5,000 (see Item 4)

	8.	Shared Dispositive Power 1,232,742 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,237,742 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 1.0% (see Item 4)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Laura P. Pearl

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,681 (see Item 4)

	6.	Shared Voting Power 1,232,742 (see Item 4)

	7.	Sole Dispositive Power 4,681 (see Item 4)

	8.	Shared Dispositive Power 1,232,742 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,237,423 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 1.0% (see Item 4)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeremy H. Silverman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization UK

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,730 (see Item 4)

	6.	Shared Voting Power 1,232,742 (see Item 4)

	7.	Sole Dispositive Power 3,730 (see Item 4)

	8.	Shared Dispositive Power 1,232,742 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,236,472 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 1.0% (see Item 4)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Royce J. Holland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,762,798 (see Item 4)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 5,762,798 (see Item 4)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,762,798 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.6% (see Item 4)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas M. Lord

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,377,083 (see Item 4)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,377,083 (see Item 4)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,377,083 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 1.9% (see Item 4)

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) C. Daniel Yost

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,175,719 (see Item 4)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,175,719 (see Item 4)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,175,719 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 1.7% (see Item 4)

12.	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 4 TO SCHEDULE 13G

This Amendment No. 4 to Schedule 13G is being filed by those persons listed on Exhibit B attached hereto (the "Reporting Persons"), in connection with the shares of Common Stock, par value $.01 per share (the "Shares"), of Allegiance Telecom, Inc. (the "Company"). This Amendment No. 4 to Schedule 13G is being filed by the Reporting Persons pursuant to the joint filing provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Act").

Item 1.
	(a)	Name of Issuer Allegiance Telecom, Inc.
	(b)	Address of Issuer's Principal Executive Offices 9201 North Central Expressway Dallas, Texas 75231

Item 2.
	(a)	Name of Person Filing See attached Exhibit B.
	(b)	Address of Principal Business Office or, if none, Residence See attached Exhibit B.
	(c)	Citizenship See attached Exhibit B.
	(d)	Title of Class of Securities Common Stock, $.01 par value
	(e)	CUSIP Number 01747T102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement except to the extent of such person's pecuniary interest in shares of Common Stock. See also Exhibit C attached hereto, describing that certain Stock Purchase Agreement dated as of August 13, 1997, among the Company, the Reporting Persons and certain other parties.

All such ownership percentages of the securities reported herein are based upon 124,819,045 shares of Common Stock outstanding as of December 31, 2002.

Madison Dearborn Capital Partners II, L.P. and Madison Dearborn Partners II, L.P.
(a)

Amount beneficially owned:
Madison Dearborn Capital Partners II, L.P. ("MDCP II") is the direct owner of 7,307,325 shares of Common Stock. MDCP II is managed by its general partner, Madison Dearborn Partners II, L.P. ("MDP"). Dispositive and voting power of securities owned by MDCP II is shared at MDP by an advisory committee of limited partners of MDP and by Madison Dearborn Partners, Inc., the general partner of MDP (see paragraph below). For purposes of Rule 13d-3 of the Act, MDP may be deemed to have shared voting and dispositive power with respect to the 7,307,325 shares of Common Stock held by MDCP II.

	(b)	Percent of class: 5.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote -0-
		(ii)	Shared power to vote or to direct the vote 7,307,325
		(iii)	Sole power to dispose or to direct the disposition of -0-
		(iv)	Shared power to dispose or to direct the disposition of 7,307,325

Madison Dearborn Partners, Inc.
(a)

Amount beneficially owned:
Madison Dearborn Partners, Inc. ("MDP Inc") is the direct owner of 4,369 shares of Common Stock.  As described above, MDCP II is the direct owner of 7,307,325 shares of Common Stock.  Dispositive and voting power of securities owned by MDCP II is shared at MDP by MDP Inc, as general partner of MDP.  For purposes of Rule 13d-3 of the Act, MDP Inc may be deemed to have shared voting and dispositive power with respect to the 7,307,325 shares of Common Stock held by MDCP II.

	(b)	Percent of class: 5.9%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 4,369
	(ii)	Shared power to vote or to direct the vote 7,307,325
	(iii)	Sole power to dispose or to direct the disposition of 4,369
	(iv)	Shared power to dispose or to direct the disposition of 7,307,325

Frontenac VII Limited Partnership, Frontenac Masters VII Limited Partnership, Frontenac Company VII, LLC and Members
(a)

Amount beneficially owned:
Frontenac VII Limited Partnership is the direct owner of 1,169,790 shares of Common Stock and Frontenac Masters VII Limited Partnership (together with Frontenac VII Limited Partnership, the "Frontenac Funds") is the direct owner of 62,952 shares of Common Stock. For purposes of Rule 13d-3 of the Act, Frontenac Company VII, LLC ("Frontenac LLC," which is the general partner of each of the Frontenac Funds) may be deemed to have shared voting and dispositive power with respect to the 1,232,742 shares held by the Frontenac Funds. Mr. Carbery, Mr. Cowie, Mr. Crawford, Mr. Goldstein, Mr. M.J. Koldyke, Mr. M.L. Koldyke, Ms. Pearl and Mr. Silverman are members of Frontenac LLC with the shared power to indirectly direct the voting of and the disposition of the Common Stock held by the Frontenac Funds. Mr. Crawford also beneficially owns 232,622 shares; Mr. Carbery also beneficially owns 10,640 shares; Mr. Cowie also beneficially owns 9,443 shares; Mr. Goldstein also beneficially owns 6,532 shares; Mr. M. Laird Koldyke also beneficially owns 5,000 shares; Ms. Pearl also beneficially owns 4,681 shares; and Mr. Silverman also beneficially owns 3,730 shares.

(b)	Percent of class: 1.0%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote -0- (see above paragraph)
	(ii)	Shared power to vote or to direct the vote 1,232,742
	(iii)	Sole power to dispose or to direct the disposition of -0- (see above paragraph)
	(iv)	Shared power to dispose or to direct the disposition of 1,232,742

Royce J. Holland
(a)

Amount beneficially owned:
5,762,798 (2,848,070 shares held by Royce J. Holland directly, 2,910,828 shares held by the Royce J. Holland Family Limited Partnership, of which Mr. Holland is the sole general partner and 3,900 shares held by Mr. Holland as custodian for his children under the Uniform Gifts to Minors Act).

(b)	Percent of class: 4.6%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 5,762,798
	(ii)	Shared power to vote or to direct the vote -0-
	(iii)	Sole power to dispose or to direct the disposition of 5,762,798
	(iv)	Shared power to dispose or to direct the disposition of -0-

Thomas M. Lord
	(a)	Amount beneficially owned: 2,377,083 (1,167,941 shares held by Thomas M. Lord directly, and an aggregate of 1,209,142 shares held by Mr. Lord's spouse and children).
	(b)	Percent of class: 1.9%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 2,377,083
		(ii)	Shared power to vote or to direct the vote -0-
		(iii)	Sole power to dispose or to direct the disposition of 2,377,083
		(iv)	Shared power to dispose or to direct the disposition of -0-

C. Daniel Yost
	(a)	Amount beneficially owned: 2,175,719
	(b)	Percent of class: 1.7%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 2,175,719
		(ii)	Shared power to vote or to direct the vote -0-
		(iii)	Sole power to dispose or to direct the disposition of 2,175,719
		(iv)	Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class

As of February 11, 2003, the following Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities: Frontenac VII Limited Partnership, Frontenac Masters VII Limited Partnership, Frontenac Company VII, LLC, Paul D. Carbery, James E. Cowie, James E. Crawford III, Rodney L. Goldstein, Martin J. Koldyke, Martin Laird Koldyke, Laura P. Pearl, Jeremy H. Silverman, Royce J. Holland, Thomas M. Lord and C. Daniel Yost. See Item 9.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group

On February 11, 2003, the Reporting Persons terminated the voting agreements regarding the Company's Board of Directors (such voting agreements are more fully described in Exhibit C hereto).  As a result, the Reporting Persons will no longer be part of the group (“Group”) that is filing this Amendment No. 4 to the Schedule 13G.

As of February 11, 2003, all further filings with respect to beneficial ownership by former members of the Group of 5% or more of the Shares will be found on a separate Schedule 13G filed, if required, by members of the former Group, in their individual capacities or for certain individuals, as a group.

Item 10.	Certification
Not applicable.

EXHIBITS

EXHIBIT A           Joint Filing Agreement

EXHIBIT B                                    Name Of Person Filing; Address Of Principal Business Office;
Citizenship

EXHIBIT C            Voting Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date

MADISON DEARBORN CAPITAL PARTNERS II, L.P. By: Madison Dearborn Partners II, L.P., its general partner By: Madison Dearborn Partners, Inc., its general partner

/s/ James N. Perry, Jr.
Signature
James N. Perry, Managing Director
Name/Title

MADISON DEARBORN PARTNERS II, L.P. By: Madison Dearborn Partners, Inc., its general partner

/s/ James N. Perry, Jr.
Signature
James N. Perry, Managing Director
Name/Title

MADISON DEARBORN PARTNERS, INC.

/s/ James N. Perry, Jr.
Signature
James N. Perry, Managing Director
Name/Title

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date

FRONTENAC VII LIMITED PARTNERSHIP By: Frontenac Company VII, LLC, its general partner

/s/ Karen C. Fanelli
Signature
Karen C. Fanelli, under Power of Attorney (previously filed)
Name/Title

FRONTENAC MASTERS VII LIMITED PARTNERSHIP By: Frontenac Company VII, LLC, its general partner

/s/ Karen C. Fanelli
Signature
Karen C. Fanelli, under Power of Attorney (previously filed)
Name/Title

FRONTENAC COMPANY VII, LLC

/s/ Karen C. Fanelli
Signature
Karen C. Fanelli, under Power of Attorney (previously filed)
Name/Title

/s/ Karen C. Fanelli
Signature

Karen C. Fanelli, under Power of Attorney (previously filed) for:
Paul D. Carbery
James E. Cowie
James E. Crawford III
Rodney L. Goldstein
Martin J. Koldyke
Martin Laird Koldyke
Laura P. Pearl
Jeremy H. Silverman

Name/Title

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date

/s/ Royce J. Holland
Signature
ROYCE J. HOLLAND
Name/Title

/s/ Thomas M. Lord
Signature
THOMAS M. LORD
Name/Title

/s/ C. Daniel Yost
Signature
C. DANIEL YOST
Name/Title

INDEX TO EXHIBITS

Exhibit Number	Description

A	Joint Filing Agreement

B	Name Of Person Filing; Address Of Principal Business Office; Citizenship

C	Voting Agreement